UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Enlight Announces Executive Leadership Changes

Enlight Renewable Energy Ltd. (“Enlight” or the “Company”) today announced the expansion and strengthening of its Executive Leadership, effective October 1, 2025.

 The Board of Directors has appointed Mr. Gilad Yavetz, Co-founder of Enlight and Chief Executive Officer since the Company’s incorporation in 2008, as a full-time Executive Chairman of the Board of Directors.

Ms. Adi Leviatan was appointed as Enlight’s next Chief Executive Officer.

Mr. Yair Seroussi, Chairman of the Board of Directors since 2018, will assume the role of Vice Chairman of the Board of Directors.

The Company is expected to convene a special shareholders meeting to approve compensation for Mr. Yavetz, Mr. Leviatan and Mr. Seroussi in their new roles.

On July 30, 2025, the Company issued a press release titled: “Enlight Expands Its Executive Leadership Team”. A copy of the press release is furnished as Exhibit 99.1 herewith.

In addition, the Company will conduct two conference calls, one in English and one in Hebrew. Management will deliver prepared remarks followed by a question-and-answer session. Participants may join by conference call or webcast:

English Conference Call & Webcast
The conference call in English will be held at: 8:00am Eastern Time / 3:00pm Israel Time.
Please pre-register to join the live conference call:
https://enlightenergy-co-il.zoom.us/webinar/register/WN_EPkm-QfMTWKA5LJqsgjOSA

Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.
In addition, a live webcast will be available. Please register and join using the following link:
https://enlightenergy-co-il.zoom.us/webinar/register/WN_EPkm-QfMTWKA5LJqsgjOSA

Hebrew Webcast
The webcast in Hebrew will be held at: 6:00am Eastern Time / 1:00pm Israel Time.
Please pre-register to join the live webcast:
https://enlightenergy-co-il.zoom.us/j/86306286471

Incorporation by Reference

The information contained in this Form 6-K, other than the press release attached as Exhibit 99.1, to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-271297).

Other than as indicated above, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press Release of Enlight Renewable Energy Ltd., dated July 30, 2025, titled: “Enlight Expands Its Executive Leadership Team”.

Cautionary Note Regarding Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this filing other than statements of historical fact, including, without limitation, statements regarding the Company’s expectations relating to plans, projections, predicted or anticipated future results, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) and our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and speak only as of the date of this filing. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as may be required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: July 30, 2025	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP General Counsel